Exhibit 99.1
LJ INTERNATIONAL INC. REPORTS 18% INCREASE IN REVENUES
SHARP RISE IN NET INCOME AND EPS FOR FIRST QUARTER OF 2010
Highlights:
▪	Revenues rise 18% year-over-year

▪	Sales at ENZO retail division increase 38%

▪	Companywide and retail revenues both exceed earlier guidance

▪	Net income rises to $1.9 million from $0.1 million

▪	Diluted EPS increases to $0.07 from $0.01
HONG KONG, May 6, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for the first quarter ended March 31, 2010.
Revenues for the first quarter of 2010 totaled $26.9 million, up 18% from $22.7 million in the first quarter of 2009. This year-over-year revenue increase is largely due to stabilization in the global economy and strong pent-up demand by Chinese middle-class clientele.
The increase was driven by a year-over-year rise of 38% at LJI’s ENZO chain of retail stores in China, Hong Kong and Macau. ENZO revenue in the first quarter of 2010 was $16.4 million, up from $11.9 million in the first quarter of 2009.
Revenues from LJI’s wholesale operations totaled $10.4 million in the first quarter of 2010, down 3% from $10.8 million a year earlier. Based on previous quarters, this figure points towards future growth in the wholesale division.
Companywide revenues and retail revenues exceeded earlier guidance of approximately $26 million and $15.5 million, respectively. Wholesale revenue guidance was $10.5 million.
Retail Growth Boosts Margins and Net Income
Gross profit in the first quarter of 2010 was $11.1 million, up 27% from $8.7 million a year earlier. Gross margin (gross profit as a percentage of revenues) was 41%, up from 39% in the first quarter of 2009. The increase margin reflects the increasing share of higher-margin revenues generated by the ENZO division. During the first quarter of 2010, ENZO gross margin was 53% compared to 22% for the wholesale division.
Selling, general and administrative (SG&A) expenses for the latest quarter totaled $8.5 million, compared to $7.9 million in the first quarter of 2009. After SG&A expenses, depreciation and net gain on derivatives, operating income in the first quarter of 2010 was $2.0 million, up from $0.4 million a year earlier.
Income before taxes and non-controlling interest was $2.1 million, or $1.8 million excluding gain on the sale of securities. This compares to $0.1 million a year earlier.
Net income attributable to common shareholders was $1.9 million in the first quarter of 2010, up from $0.1 million a year earlier. Earnings per fully diluted share rose year-over-year to $0.07 from $0.01.
Comparable Sales Register Double-Digit Gain
Comparable ENZO sales — at the 75 stores open 12 months or more at the start of the first quarter of 2010 — were up 14% year-over-year. A total of 95 ENZO stores were in operation by the end of the first quarter. The average revenues per store in the comparable-store group rose to an annual rate of $636,000.

Results Mark Recovery and Start of New Growth Phase — CEO
Yu Chuan Yih, LJI’s Chairman and CEO, commented, “Today’s report confirms that LJI is on the growth track within the global jewelry market and especially within the Chinese market. Two trends are especially notable and encouraging. First, the continued double-digit growth in comparable-store sales shows that the branding strategy for ENZO and its product lines is a success. Without the significant addition of new stores, ENZO has been able to sustain robust growth through increasing consumer demand in its existing store network. We believe that ENZO products are an ideal fit for the tastes of China’s newly affluent women, and ENZO’s financial results suggest we are right. The comp-store numbers also reflect our success in developing an effective operational model for ENZO stores (nearly all of which are now profitable). As we begin an aggressive expansion in the coming months, we are confident that this model will be equally successful as it is deployed in new locations.”
Mr. Yih continued, “The other encouraging trend is the recovery in our wholesale business. We continue to work with our global customers and support their growing operations as the worldwide economy shifts into growth mode. In the current quarter, we expect wholesale revenues to show a healthy increase above year-earlier levels. Though retail is now the primary growth driver at LJI, our wholesale operations will continue to play an important role in our vertically integrated business model and as one source of cash flows to finance future expansion. Now, with our wholesale revenues stabilized and a substantial number of new ENZO stores due to be opened this year, the Company is entering a new and exciting growth phase.”
Cash Level Reflects Inventory Build-Up
On the balance sheet, cash and cash equivalents totaled $5.3 million on March 31, 2010, compared to $11.3 million on December 31, 2009. The decrease was largely due to a build-up of inventory during the first quarter in preparation for the opening of new ENZO stores in the second quarter and beyond. Inventories rose to $87.1 million on March 31, 2010 from $81.4 million at the end of 2009.
Working Capital Rises, Long-Term Debt Reduced
LJI’s working capital rose during the quarter to $79.2 million, or approximately 115% of market cap, on March 31, 2010 from $77.6 million on December 31, 2009. The Company’s long-term debt decreased during the first quarter of 2010 to $1.8 million from $2.3 million.
Revenue Seen Rising 30% in Q2 to $29 Million
In guidance for the second quarter ending June 30, 2010, LJI projects total revenues of approximately $29 million. The projected overall revenue would be approximately 30% above the $22.4 million reported in the second quarter of 2009. By segment, the projected year-over-year revenue increase would be approximately 40% for retail and 21% for wholesale. Net income is expected to reach between $1.9 million to $2.0 million, or approximately $0.08 per fully diluted share, in the second quarter of 2010, up from $0.1 million or $0.01 per fully diluted share a year earlier.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements:
This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our guidance relating to our operating results for the second quarter ending June 30, 2010, including total revenues and earnings per fully diluted share. The foregoing is not an exclusive list of all forward-looking statements we make.
Forward-looking statements are based on our current expectations and assumptions regarding our business, the global economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include global political, economic, business, competitive, market and regulatory conditions and the following:
•	the current global financial crisis and general economic conditions;

•	changes in consumer spending patterns and consumer preferences;

•	the effects of political and economic events and conditions in the U.S., China and other foreign jurisdictions in which the Company operates;

•	the impact of competition and pricing;

•	market price of key raw materials;

•	our ability to source or purchase raw materials, gemstones and other precious or semi-precious metals from our global supplier base;

•	political instability;

•	currency and exchange risks and changes in existing or potential duties, tariffs or quotas;

•	availability of suitable store locations on appropriate terms;

•	our ability to develop new merchandise;

•	our ability to hire, train and retain associates;

•	our estimates of expenses which the Company may incur in connection with the closure of any underperforming ENZO stores and related direct-to-consumer operations; and

•	the risk factors that are presented in Item 3.D. of our Report on Form 20-F for the fiscal year ended December 31, 2009, as well as the disclosures contained in our other public filings which we have filed with the Securities and Exchange Commission.
Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31,
	2010	2009
	US$	US$
Operating revenue	26,853	22,689
Costs of goods sold	(15,744)	(13,964)

Gross profit	11,109	8,725

Operating expenses
Selling, general and administrative expenses	(8,540)	(7,867)
Net gain on derivatives	35	197
Depreciation	(594)	(705)

Operating income	2,010	350

Other revenue and expense
Interest income	6	18
Gain on sale of securities	258	—
Interest expenses	(207)	(239)

Income before income taxes and noncontrolling interest	2,067	129
Income taxes expense	(206)	—

Net income	1,861	129
Net (income) loss attributable to noncontrolling interest	(1)	1

Net income attributable to LJ International Inc. common shareholders	1,860	130

Earnings per share:
Basic	0.08	0.01

Diluted	0.07	0.01

Weighted average number of shares used in calculating diluted earnings per share	25,290,523	23,268,678

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	March 31,	December 31,
	2010	2009
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	5,298	11,282
Restricted cash	9,341	6,425
Trade receivables, net of allowance for doubtful accounts	20,545	21,679
Derivatives	41	—
Available-for-sale securities	2,290	2,360
Inventories	87,105	81,401
Prepayments and other current assets	4,853	1,861

Total current assets	129,473	125,008
Properties held for lease, net	708	717
Property, plant and equipment, net	6,357	6,400
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	138,170	133,757

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,933	2,908
Notes payable	8,337	5,551
Capitalized lease obligation, current portion	100	98
Letters of credit, gold loan and others	17,192	13,481
Trade payables	14,383	18,545
Accrued expenses and other payables	5,672	5,354
Income taxes payable	1,312	1,147
Deferred taxation	310	310

Total current liabilities	50,239	47,394
Notes payable, non-current portion	1,787	2,244
Capitalized lease obligation, non-current portion	52	78

Total liabilities	52,078	49,716

Equity
Common stocks, par value US$0.01 each, Authorized 100 million shares;
Issued 24,680,172 shares as of March 31, 2010 and 23,768,672 shares as of December 31, 2009	247	238
Additional paid-in capital	57,184	56,675
Accumulated other comprehensive (loss) gain	(227)	102
Retained earnings	28,717	26,857

Total LJ International Inc. shareholders’ equity	85,921	83,872
Noncontrolling interest	171	169

Total equity	86,092	84,041

Total liabilities and equity	138,170	133,757

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com